Filed Pursuant to Rule 433

Registration No. 333-180289

September 18, 2012

Global Banking and Markets

Access the S&P 500® Low Volatility Index

With HSBC Market-Linked Investments

Are you searching for a different approach to better manage the ups and downs of the stock market? You may be interested in HSBC investments linked to the S&P 500® Low Volatility Index. Considered a principal benchmark in low volatility equity investing, this index has a simple methodology and has shown the potential to outperform the S&P 500®, with reduced volatility[1].

To learn more about the S&P 500* Low Volatility Index, click on the below fact sheet which highlights Index methodology, back-tested performance, and sector weightings.

Click here to download S&P 500® Low Volatility Fact Sheet

With HSBC, you may access this index in a way that suits your risk profile with market-linked Certificates of Deposit, and Index-Linked Notes, which we typically offer every month.

Click here for a sample closed CD offering

Click here for a sample closed Note offering

Although HSBC has relationships with many broker-dealers, check with your financial advisor to be sure that HSBC CD offerings are available through your broker-dealer.

About HSBC

• The HSBC Group is one of the largest banking and financial services organizations in the world, with a network of approximately 7,200 offices spanning 80 countries and territories across the globe

• HSBC North America Holdings Inc. is one of the ten largest bank holding companies in the United States

• The HSBC Structured Investments team has been recognized by the industry's benchmark survey, conducted by the Greenwich Associates, for the past 4 years for:

• Best Structured Product Brand

• No.1 in Overall Service

Source: 2009-2012 U.S. Retail Structured Products Study, Greenwich Associates.

[1] Based on a comparison of the S&P 500® Low Volatility Index with the S&P 500® Index for 1,3,5,10,15, and 20 year annualized returns and annualized standard deviation data through December 31, 2011. All information presented prior to the inception date of the S&P 500® Low Volatility Index is back-tested. The back-tested calculations are based on the same methodology that was in effect when the index was officially launched.

Past performance is not indicative of future results, including how the S&P 500® Low Volatility Index might perform relative to the S&P 500® in any future period.

Securities Products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Terms and Conditions of Use	Privacy and Data Protection Statement	© Copyright. HSBC Bank plc 2012. All rights reserved.

The returns on HSBC structured investments are linked to the performance of various market measure underliers. Investing in a structured investment is not equivalent to investing directly in the underlier. Before investing, clients should carefully read the offering documents for the specific issuance, which will explain the terms of the issuance as well as the risks related to the issuance. An investment in structured investments involves risks. These risks will depend on the terms of the specific issuance and the nature of the underlying market measure and could include: fluctuations in the price, level or yield of the underlier, changes in interest rates, currency values or credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, exposure to HSBC credit risk and certain conflicts of interest.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an equity index underlying supplement! with the SEC for the securities offerings to which this document relates. Before you invest, you should read these documents in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and those offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you these documents if you request them by calling toll-tree 1-866-811-8049